UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

   For the quarterly period ended June 30, 2011

Commission File Number: 000-54173

FLATWORLD ACQUISITION CORP.

Palm Grove House

 Road Town

Tortola VG1110

British Virgin Islands

Tel: +1 (284) 545 6127

 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.      Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A.

EXPLANATORY NOTE

The Company is currently subjected to the foreign private issuer rules and, as such, the Company is not required to file Quarterly Reports on Form 10-Q with the Securities and Exchange Commission (the “SEC”).  However, the Company has elected to furnish to the SEC, under cover of this Form 6-K, the unaudited financial statements and other information that would have been included by the Company in a Form 10-Q for its quarter ended June 30, 2011 had it been required to file a report on Form 10-Q for that period. Additionally, and as disclosed in the Company’s Report on Form 6-K filed July 1, 2011, on June 29, 2011, the Company changed its fiscal year solely for financial accounting purposes such that the Company’s fiscal year will now end on December 31 of each calendar year.  The Company had initially adopted a fiscal year end of June 30th solely for financial accounting purposes.  As a result of such change, the current financial accounting fiscal year will end on December 31, 2011.  For financial accounting purposes, the period from June 25, 2010 (date of inception) until December 31, 2010 will be treated as a transitional period. Notwithstanding the foregoing, the Company will elect a tax year end of June 30th and it will maintain adequate books and records to support a June 30 fiscal year end as required under the U.S. federal income tax principles.

Financial Statements

Unaudited financial statements for the quarter ended June 30, 2011, for six months from January 1, 2011 to June 30, 2011 and for the period from June 25, 2010 (date of inception) to June 30, 2011 are included as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

This report on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The words “believe,” “expect,” “anticipate,” “project,” “target,” “optimistic,” “intend,” “aim,” “will” or similar expressions are intended to identify forward-looking statements. Such statements include, among others, those concerning our expected financial performance and strategic and operational plans, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. These statements are based on the beliefs of, as well as assumptions made by, our management and information currently available to us and reflect our current view concerning future events. As such, they are subject to risks and uncertainties that could cause our results to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, among many others: our ability to consummate a successful business transaction; uncertainty of capital resources; the speculative nature of our business; our ability to successfully implement new strategies; present and possible future governmental regulations; competition; the loss of key personnel; any of the factors in the “Risk Factors” section of our Registration Statement No. 333-169860; other risks identified in this Report and any statements of assumptions underlying any of the foregoing. You should also carefully review other reports that we file with the SEC. We assume no obligation, and do not intend, to update these forward-looking statements, except as required by law.

Overview

We are a newly-organized blank check company formed as a British Virgin Islands business company with limited liability for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation or contractual control arrangement with, purchasing all or substantially all of the assets of, or engaging in any other similar business transaction with one or more operating businesses or assets that we have yet to identify. While our efforts in identifying a prospective target business for our initial business transaction will not be limited to a particular industry, geographic region or minimum transaction value, we will focus our search on identifying a prospective target business in either (i) the global business services sector or (ii) emerging Asian markets. We do not have any specific business transaction under consideration although we are actively searching for a target business.

We intend to utilize cash derived from the proceeds of our initial public offering, the private placement of warrants, our share capital, debt or a combination of these in effecting a business transaction. Although substantially all of the net proceeds of the offering and private placement are intended to be applied generally toward effecting a business transaction, the proceeds are not otherwise being designated for any more specific purposes. The issuance of additional ordinary shares in a business transaction:

•

may significantly dilute the equity interests of our shareholders;

•

may subordinate the rights of holders of ordinary shares if we issue preferred stock with rights senior to those afforded to our ordinary shares;

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may cause a change in control if a substantial number of our ordinary shares are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and most likely will also result in the resignation or removal of our present officers and directors; and

•

may adversely affect prevailing market prices for our ordinary shares.

Similarly, any issuance of debt securities could result in:

•

default and foreclosure on our assets if our operating cash flow after a business transaction is insufficient to pay our debt obligations;

•

acceleration of our obligations to repay the indebtedness even if we have made all principal and interest payments when due if the debt security contains covenants that require the maintenance of certain financial ratios or reserves and any such covenant is breached without a waiver or renegotiation of that covenant;

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our immediate payment of all principal and accrued interest, if any, if the debt security is payable on demand; covenants that limit our ability to acquire capital assets or make additional acquisitions;

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our inability to obtain additional financing, if necessary, if the debt security contains covenants restricting our ability to obtain additional financing while such security is outstanding;

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our inability to pay dividends on our ordinary shares;

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using a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for dividends on our ordinary shares if declared, expenses, capital expenditures, acquisitions and other general corporate purposes;

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limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;

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increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation; and

•

limitations on our ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, execution of our strategy and other purposes and other disadvantages compared to our competitors who have less debt.

Results of Operations and Known Trends or Future Events

We have neither engaged in any operations nor generated any revenues to date. Our entire activity since inception to the closing of our initial public offering was limited to preparations for that event. Since the consummation of our initial public offering, our activity has been limited to evaluating business transaction candidates. We have not generated any operating revenues and will not until after completion of our initial business transaction, at the earliest. We will generate non-operating income in the form of interest income on cash and cash equivalents. We expect to incur substantially increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence.

For the three months ended June 30, 2011, we had a net loss of $59,176 consisting of expenses of $68,359 and interest income of $9,183. For the six months ended June 30, 2011, we had a net loss of $107,309 consisting of expenses of $125,798 and interest income of $18,489. For the period from June 25, 2010 (date of inception) to June 30, 2011, we had a net loss of $122,067 consisting of expenses of $141,561 and interest income of $19,495.

 Liquidity and Capital Resources

As of June 30, 2011, we had $242,299 (including interest accrued on the proceeds placed in trust which we may withdraw for working capital purposes) in bank accounts available for use by management to cover the costs associated with identifying a target business and negotiating an acquisition or merger.

 Our initial public offering and private placement of warrants to our sponsor provided us with $354,090 of working capital after transferring $22,440,000 into the trust account. For the six months ended June 30, 2011 we used cash of approximately $58,000 in operating activities which was primarily attributable to administrative services and support payable to our sponsor of $45,000 for the six months, and travel-related expenses of approximately $30,000. The net decrease in cash for the six month period ending June 30, 2011 was $102,308. We started with cash of $344,607 as of January 1, 2011. We ended the period at June 30, 2011 with a cash balance of $242,299.

We intend to use substantially all of the funds held in the trust account (net of taxes) to consummate our initial business transaction. To the extent that our capital stock or debt is used, in whole or in part, as consideration to consummate our initial business transaction, the remaining proceeds held in the trust account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

 We believe that the $242,299 in funds available to us outside of the trust account, together with interest earned on the trust account balance, net of taxes payable on such interest, that may be released to us to fund our expenses relating to investigating and selecting a target business and other working capital requirements, will be sufficient to allow us to operate until September 9, 2012, assuming that a business transaction is not consummated during that period.  Over this time period, we will use these funds for identifying and evaluating prospective acquisition candidates, performing business due diligence on prospective target businesses, traveling to and from the offices, plants, sites or similar locations of prospective target businesses, reviewing corporate documents and material agreements of prospective target businesses, selecting the target business to acquire and structuring, negotiating and consummating the business transaction.  In order to meet our working capital needs, certain of our officers and directors may, but are not obligated to, loan us funds, from time to time, or at any time, in whatever amount such officer or director deems reasonable in his sole discretion. The unpaid principal amount of any such loans may be converted, at the option of the lender, into warrants to acquire shares of the post transaction business on the basis of one warrant for each $0.75 of principal amount so converted.  The warrants would be identical to the insider warrants.  The holders of a majority of any such warrants that may be issued (or the underlying shares) will be entitled to demand that we register these securities pursuant to an agreement to be entered into at the time of the loan.  The holders of a majority of these securities would have certain “piggy-back” registration rights with respect to registration statements filed by us subsequent to such date.  We will bear the expense incurred with the filing of any such registration statements.  The terms of such loans by our officers and directors, if any, have not been determined and no written agreements exist.  However, such loans would not have any recourse against the trust account and would be on terms believed by us to be no less favorable to us than would be available from unaffiliated third parties.

We anticipate that we will incur approximately:

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$75,000 of expenses for due diligence (excluding accounting and legal due diligence) of prospective target(s);

•

$150,000 of expenses for legal and accounting expenses attendant to the due diligence investigations, structuring and negotiations of an initial business transaction;

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$157,500 of expenses for administrative services and support payable to our sponsor ($7,500 per month for up to 21 months);

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$167,500 for other miscellaneous expenses, D&O insurance, legal and accounting fees, reserves and for liquidation expenses.

These amounts are estimates and may differ materially from our actual expenses. In addition, we could use a portion of the funds not being placed in trust to pay commitment fees for financing, fees to consultants to assist us with our search for a target business or as a down payment or to fund a “no-shop” provision (a provision designed to keep target businesses from “shopping” around for transactions with other companies on terms more favorable to such target businesses) with respect to a particular proposed business transaction, although we do not have any current intention to do so. If we entered into an agreement where we paid for the right to receive exclusivity from a target business, the amount that would be used as a down payment or to fund a “no-shop” provision would be determined based on the terms of the specific business transaction and the amount of our available funds at the time. Our forfeiture of such funds (whether as a result of our breach or otherwise) could result in our not having sufficient funds to continue searching for, or conducting due diligence with respect to, prospective target businesses.

 We do not believe we will need to raise additional funds until the consummation of our initial business transaction to meet the expenditures required for operating our business. However, we may need to raise additional funds through a private offering of debt or equity securities if such funds are required to consummate a business transaction that is presented to us. Subject to compliance with applicable securities laws, we would only consummate such financing simultaneously with the consummation of our initial business transaction.

 We have evaluated the appropriate accounting treatment for the insider warrants and the warrants attached to the public units. As we are not required to net-cash settle such warrants under any circumstances, including when we are unable to maintain sufficient registered shares to settle such warrants, the terms of the warrants satisfy the applicable requirements of FASB ASC 815, which provides guidance on identifying those contracts that should not be accounted for as derivative instruments. Accordingly, we intend to classify such instruments within permanent equity as additional paid-in capital.

 We believe the purchase price of the insider warrants is greater than the fair value of such warrants. Therefore, we will not be required to incur a compensation expense in connection with the purchase by our management team of the insider warrants.

Recent Accounting Pronouncements

 We do not believe that the adoption of any recently issued accounting standards will have a material impact on our financial position and results of operations.

Item 3.  Quantitative and Qualitative Disclosures about Market Risk

The net proceeds of our initial public offering, including amounts in the trust account, have been invested in U.S. “government securities,” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940 (the “1940 Act”) with a maturity of 180 days or less, or in money market funds meeting certain conditions under Rule 2a-7 promulgated. Due to the short-term nature of these investments, we believe there will be no associated material exposure to interest rate risk.

PART II. OTHER INFORMATION

LEGAL PROCEEDINGS.

None

RISK FACTORS.

Factors that could cause our actual results to differ materially from those in this report are any of the risks described in our prospectus dated December 9, 2010 filed with the SEC. Any of these factors could result in a significant or material adverse effect on our results of operations or financial condition. Additional risk factors not presently known to us or that we currently deem immaterial may also impair our business or results of operations.

As of the date of this Report, there have been no material changes to the risk factors disclosed in our prospectus dated December 9, 2010 filed with the SEC, except we may disclose changes to such factors or disclose additional factors from time to time in our future filings with the SEC.

UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS.

None

DEFAULTS UPON SENIOR SECURITIES

None

OTHER INFORMATION

As disclosed in the Company’s Report on Form 6-K filed July 1, 2011, on June 29, 2011, the Company changed its fiscal year solely for financial accounting purposes such that the Company’s fiscal year will now end on December 31 of each calendar year.  The Company had initially adopted a fiscal year end of June 30 solely for financial accounting purposes.  As a result of such change, the current financial accounting fiscal year will end on December 31, 2011.  For financial accounting purposes, the period from June 25, 2010 (date of inception) until December 31, 2010 will be treated as a transitional period. Notwithstanding the foregoing, the Company will elect a tax year end of June 30 and it will maintain adequate books and records to support a June 30 fiscal year end as required under the U.S. federal income tax principles.

On June 29, 2011, the Company also reappointed Shri Krishan (S.K.) Gupta to the position of Assistant Secretary, effective immediately.

The Company determined that because of the reappointment of S.K. Gupta as Assistant Secretary, it has met the requirements set forth in Rule 3b-4 of the Securities Exchange Act of 1934, as amended, to qualify as a foreign private issuer on the last business day of its second fiscal quarter (June 30, 2011).  As a result, the Company will be able to continue to avail itself of the foreign private issuer rules applicable to it.

EXHIBITS.

(a)   Exhibits.

99.1 Financial Statements for the quarter ending June 30, 2011.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, hereunto duly authorized.

FLATWORLD ACQUISITION CORP.

August 30, 2011	By:
/s/ Jeffrey A. Valenty
Jeffrey A. Valenty
President